Logistic Properties of the Americas Announces Sale of Peruvian Property, Catalyzing New Strategic Alliance

Sale Generates Growth Capital for Mexico and Reflects Portfolio’s Substantial Premium to LPA’s Current Share Price

Lima, Peru – June 17, 2026 - Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company"), today announced a strategic alliance with FIBRA Prime, a preeminent diversified Real Estate Investment Trust in Peru, through the divestment of Parque Logístico Lima Sur (“PLS”), a premier logistics park located in the Lurín submarket of Lima.

Subject to customary regulatory approvals and closing conditions, FIBRA Prime will acquire 100% of PLS for a total consideration of US$145.0 million, substantiating the carrying value of LPA's real estate portfolio and its resulting book value of approximately $8.00 per ordinary share. The sale will generate US$85.0 million in net proceeds for LPA after debt repayment and before taxes, bolstering the Company's financial flexibility to drive its expansion plans. PLS generated US$10.3 million in net operating income (cash NOI) for the last twelve months ended March 31, 2026, with the potential for further growth, underscoring the institutional quality and stabilized cash flow profile of the asset.

A Winning Roundtrip Across Entire Value Chain

The landmark transaction represents a successful 'roundtrip' of LPA's vertically integrated platform, demonstrating the Company's ability to source land, develop institutional-grade logistics properties, lease and stabilize assets through a diversified base of blue-chip customers, and ultimately realize value at attractive economics. PLS comprises approximately 1.3 million square feet of modern logistics space and has served as a core asset within LPA's portfolio since its in-house development.

"This inaugural transaction is a clear confirmation of our regional platform's ability to create and realize value across the entire real estate value chain," said Esteban Saldarriaga, Chief Executive Officer of Logistic Properties of the Americas. "It also further advances a path to a more asset-light model, to enhance profitability and purposefully position us to reallocate capital toward higher-return opportunities in Mexico."

Reallocating Capital Toward Growth in Mexico

The Company expects to redeploy proceeds of the sale into its actionable investment pipeline in Mexico, where mid- and long-term demand fundamentals, strong domestic consumption, nearshoring and ecommerce tailwinds, as well as a robust acquisition and development opportunity set all offer compelling risk-adjusted returns. This capital is expected to be fully invested in stabilized, high-quality properties over the course of the next 12 to 18 months as LPA evaluates select opportunities across key submarkets of the country.

Continued Presence in Peru
LPA remains fully committed to Peru and its other foundational markets. The Company will continue operating PLS on behalf of FIBRA Prime, maintaining responsibility for tenant relationships, service delivery, and operational excellence, while generating fee income. In addition, LPA's Peru platform will remain anchored by Parque Logístico Callao (“PLC”), adjacent to Jorge Chávez International Airport and the Port of Callao, a cornerstone of the Company's ongoing operations and future growth in the country.

A Strategic Partnership with Peru's Preeminent REIT

Beyond the monetization of PLS, the alliance establishes a synergistic relationship with FIBRA Prime, a preeminent diversified REIT and institutional owner of stabilized commercial real estate in Peru. LPA envisions this relationship as a springboard for further collaboration in the future, strategically combining LPA's strong development and operating capabilities with FIBRA Prime's local and institutional capital base.

"PLS is the flagship logistics real estate asset in Peru and fits squarely within our long-term investment plans," said Ignacio Mariátegui, Chief Executive Officer of FIBRA Prime. “Our alliance with LPA marks a pivotal moment in the institutionalization of Peru's capital markets and reflects our conviction in the underpenetrated and undersupplied logistics property market in Lima."

LPA continues to evaluate similar partnerships across its portfolio, aligned with its geographic reallocation of assets and aimed at enhancing value, funding reinvestment in higher-return opportunities and strengthening the Company's ability to deliver best-in-class logistics solutions to companies operating across the Americas.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2026, LPA’s operating and development portfolio was comprised of 36 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,118 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

About FIBRA Prime

FIBRA Prime is a publicly listed Real Estate Investment Trust (FIBRA) in Peru, structured as a fideicomiso de titulización para inversión en renta de bienes raíces and listed on the Bolsa de Valores de Lima (BVL: FIBPRIME). The company focuses on the acquisition, ownership, and management of institutional-grade, income‑producing real estate assets across Peru, including logistics, office, and retail properties. FIBRA Prime provides investors with exposure to a diversified portfolio of stabilized assets designed to generate recurring income through long-term leases, while offering liquidity and transparency through public market participation. The vehicle is managed by Administradora Prime S.A. and operates under the supervision of the Superintendencia del Mercado de Valores (SMV), adhering to institutional governance and reporting standards. As the first and one of the leading FIBRAs in Peru, FIBRA Prime plays a key role in the development of the country’s real estate capital markets, facilitating investment, promoting transparency, and supporting the growth of high-quality commercial real estate infrastructure.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com